Exhibit (a)(4)

www.hearstargyle.com

NEWS

SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF HEARST-ARGYLE TELEVISION
RECOMMENDS STOCKHOLDERS ACCEPT HEARST CORPORATION TENDER OFFER

New York, N.Y., May 4, 2009 — Hearst-Argyle Television, Inc. (NYSE: HTV) today announced that the Special Committee of its Board of Directors has unanimously determined that the tender offer of The Hearst Corporation, which was commenced today, to acquire all of the outstanding shares of Hearst-Argyle Television’s Series A Common Stock not owned by The Hearst Corporation at a price of $4.50 per share is fair to Hearst-Argyle Television stockholders, other than The Hearst Corporation and its affiliates. Accordingly, the Special Committee unanimously recommends, on behalf of Hearst-Argyle Television, that the stockholders accept the offer and tender their shares pursuant to the offer. The offer expires at 5:00 p.m., New York City time, on Tuesday, June 2, 2009, unless it is further extended.

Notice to stockholders:  In connection with the tender offer commenced by The Hearst Corporation, Hearst-Argyle Television has filed with the Securities Exchange Commission (SEC) a solicitation/recommendation statement on Schedule 14D-9. Stockholders are urged to read the solicitation/recommendation statement on Schedule 14D-9 and any amendments thereto filed from time to time, because they contain important information. Stockholders may obtain a free copy of the solicitation/recommendation statement at the SEC’s website at www.sec.gov.

About Hearst-Argyle

Hearst-Argyle Television, Inc., a leading local media company, owns 26 television stations, and manages an additional three television and two radio stations. The Company’s television stations reach approximately 18% of U.S. TV households, making it one of America’s largest television station groups. Hearst-Argyle also owns 39 websites and currently provides digital multicast channels, in addition to the main digital channel, in 20 markets, featuring 24-hour weather and entertainment programming. Hearst-Argyle is majority-owned by Hearst Corporation. The Company’s Web address is www.hearstargyle.com.

FORWARD-LOOKING STATEMENTS

This news release includes forward-looking statements. We base these forward-looking statements on our current expectations and projections about future events. These forward looking statements generally can be identified by the use of statements that include phrases such as “anticipate”, “will”, “may”, “likely”, “plan”, “believe”, “expect”, “intend”, “project”, “forecast” or other such similar words and/or phrases.

Actions taken by Hearst Corporation with respect to its tender offer, as well as other matters, may cause actual events to differ from those we describe. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Tom Campo
Investor Relations
(212) 590-2464